

August 16, 2012

<u>Via E-mail</u>
Mr. John Michel T. Huss
President and Chief Executive Officer
Theratechnologies, Inc.
2310 Alfred-Nobel Blvd.
Montreal, Quebec, Canada H4S 2B4

> **Re:** **Theratechnologies, Inc.**
> **Form 40-F for Fiscal Year Ended November 30, 2011**
> **Filed February 8, 2012 and amended on February 28, 2012**
> **File No. 001-35203**

Dear Mr. Huss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstance or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 40-F for the Fiscal Year Ended November 30, 2011 filed February 8, 2012</u>
<u>Exhibit 99.1</u>
<u>Consolidated Financial Statements</u>

<u>Independent Auditors' Report</u>

1. Please amend your filing to include a signed auditors' report.

Notes to the Consolidated Financial Statements

3. (g) Inventories, page 10

2. On page 22 of the Annual Information Form filed as exhibit 99.1 to your From 40-F as amended on February 28, 2012, you disclose that third-party manufacturers such as Bachem and Draxis provide all of your required raw materials, drug substance and finished product for clinical trials and commercial sales to EMD Serono, Sanofi and Ferrer. However, your inventory accounting policy appears to indicate that you are performing all product manufacturing activities. Please explain to us this apparent inconsistency and revise your disclosure accordingly. In particular, if all manufacturing of Tesamorelin and EGRIFTA is being performed by third-party manufacturers, explain to us why work-in-process inventory appears in Note 12.

5. Revenue and deferred revenue, page 19

3. In 2011, sales of EGRIFTA to EMD Serono were $8,351,000 and the associated cost of sales was $8,040,000, resulting in a gross profit of $311,000. Consistent with your disclosure for the agreements with Sanofi and Ferrer, please disclose the terms governing transfer pricing for sales to EMD Serono, particularly how these terms will vary as EMD Serono increases its sales in the US market.

19. Contingencies, page 36

4. Please explain to us how you have met the disclosure requirements of paragraphs 86-92 in IAS 37 with regard to the class action lawsuit initiated on July 26, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant